Exhibit 21.1

Medicine Man Technologies, Inc.

Subsidiary	State or Jurisdiction of Incorporation or Organization
Two JS LLC PBS HoldCo LLC SBUD LLC Schwazze Colorado LLC Medicine Man Consulting Inc. SCG Holding Company Mesa Organics Ltd. Mesa Organics II Ltd. Mesa Organics III Ltd. Mesa Organics IV Ltd.	Colorado Colorado Colorado Colorado Colorado Colorado Colorado Colorado Colorado Colorado